

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Lance Rosenzweig
Chief Executive Officer
Support.com, Inc.
1521 Concord Pike
Suite 301
Wilmington, DE 19803

      Re: Support.com, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed March 30, 2021
          File No. 001-37594

Dear Mr. Rosenzweig:

We have reviewed your June 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2021 letter.

Form 10-K for Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 28

1. We note your response to our prior comment 1. Please amend your filings to provide the more specific information regarding the decline in business from Comcast as provided in your response. Further, please also include the total revenue recognized during the period from Comcast, as well as the amount of historical revenue related to the business unit and Statement of Work #3 in a manner similar to that provided in your Forms 8-K.

Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Segment Information, page 50

2. We note your response to our prior comment 2. Please amend your filing to separately disclose the amount of revenue from each of your major customers for each period presented.

 You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology